082-00137

SUPPL

POWER CORPORATION OF CANADA

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3

TELEPHONE (514) 286-7400

TELECOPIER (514) 286-7424

SEC Mail Processing Section

MAY 21 2009

Washington, DC
122

DIVIDEND NOTICE

NOTICE IS HEREBY GIVEN that the Board of Directors of Power Corporation of Canada has declared the following dividends:

(1) A dividend (No. 94) on the outstanding Cumulative Redeemable First Preferred Shares, 1986 Series (POW.PR.F) of the Corporation, for the quarter ending July 15, 2009, payable July 15, 2009 to shareholders of record at the close of business on June 23, 2009 in an amount per share to be determined in accordance with the Articles of Continuance of the Corporation.

(2) A dividend (No. 40) of 35 cents per share on the First Preferred Shares, Series A (POW.PR.A) of the Corporation, for the quarter ending July 15, 2009, payable July 15, 2009 to shareholders of record at the close of business on June 23, 2009.

(3) A dividend (No. 31) of 33.4375 cents per share on the First Preferred Shares, Series B (POW.PR.B) of the Corporation, for the quarter ending July 15, 2009, payable July 15, 2009 to shareholders of record at the close of business on June 23, 2009.

(4) A dividend (No. 27) of 36.25 cents per share on the First Preferred Shares, Series C (POW.PR.C) of the Corporation, for the quarter ending July 15, 2009, payable July 15, 2009 to shareholders of record at the close of business on June 23, 2009.

(5) A dividend (No. 15) of 31.25 cents per share on the First Preferred Shares, Series D (POW.PR.D) of the Corporation, for the quarter ending July 15, 2009, payable July 15, 2009 to shareholders of record at the close of business on June 23, 2009.

(6) A dividend (No. 323) of 29 cents per share on the outstanding Participating Preferred Shares (POW.PR.E) of the Corporation, for the quarter ending June 30, 2009, payable June 30, 2009 to shareholders of record at the close of business on June 9, 2009.

dlw 6/1

09046265

(7) A dividend (No. 265) of 29 cents per share on the outstanding Subordinate Voting Shares (POW) of the Corporation, for the quarter ending June 30, 2009, payable June 30, 2009 to shareholders of record at the close of business on June 9, 2009.

BY ORDER OF THE BOARD

Edward Johnson
Senior Vice-President,
General Counsel and Secretary

Montréal, Québec
May 13, 2009

POWER
CORPORATION
OF CANADA

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 TELECOPIER (514) 286-7424

NEWS RELEASE

FOR IMMEDIATE RELEASE

Readers are referred to the sections entitled "Forward-looking Statements" and "Non-GAAP Financial Measures" at the end of this release.

FIRST QUARTER FINANCIAL RESULTS AND DIVIDENDS

Montréal, Québec, May 13, 2009 – Power Corporation of Canada's operating earnings for the three-month period ended March 31, 2009 were $189 million or $0.39 per share, compared with $304 million or $0.64 per share in the corresponding period of 2008.

The decrease in operating earnings in 2009 reflects a lower contribution from Power Financial Corporation, partly offset by a higher level of income from investments resulting from the Corporation's disposal of its investment in Virochem Pharma Inc.

Other items were a charge of $38 million or $0.08 per share in the first quarter of 2009, compared with earnings of $72 million or $0.16 per share in the first quarter of 2008, and consisted of the Corporation's share of non-operating results recorded by Power Financial, as discussed below.

As a result, net earnings for the period were $151 million or $0.31 per share, compared with $376 million or $0.80 per share in the first quarter of 2008.

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RESULTS OF POWER FINANCIAL CORPORATION

Power Financial Corporation's operating earnings for the three-month period ended March 31, 2009 were $252 million or $0.32 per share, compared with $491 million or $0.67 per share in the corresponding period in 2008.

The decrease in operating earnings reflects primarily the decrease in the contribution from Power Financial's subsidiaries and Parjointco.

Other items were a charge of $57 million or $0.08 per share in the first quarter of 2009 and consisted of Power Financial's share of non-operating results recorded by Pargesa. For the first quarter of 2008, other items were earnings of $95 million or $0.13 per share and consisted of Power Financial's share of non-operating earnings recorded by Lifeco and Pargesa.

Net earnings, including other items, for the three-month period ended March 31, 2009 were $195 million or $0.24 per share, compared with $586 million or $0.80 per share in the first quarter of 2008.

DIVIDENDS ON PREFERRED SHARES

The Board of Directors today declared quarterly dividends on the Corporation's preferred shares, as follows:

Type of shares	***Record Date***	***Payment Date***	***Amount***
1986 Series	June 23, 2009	July 15, 2009	To be determined In accordance with the articles of the Corporation
Series A	June 23, 2009	July 15, 2009	35¢
Series B	June 23, 2009	July 15, 2009	33.4375¢
Series C	June 23, 2009	July 15, 2009	36.25¢
Series D	June 23, 2009	July 15, 2009	31.25¢

DIVIDENDS ON PARTICIPATING SHARES

The Board of Directors also declared a dividend of 29 cents on the Participating Preferred and Subordinate Voting Shares of the Corporation, payable June 30, 2009 to shareholders of record June 9, 2009.

For purposes of the Income Tax Act (Canada) and any similar provincial legislation, all of the above dividends of the Corporation's preferred and subordinate voting shares are eligible dividends.

Forward-looking Statements

Certain statements in this press release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's and its subsidiaries' current expectations. Forward-looking statements are provided for the purposes of assisting the reader in understanding the Corporation's financial position and results of operations as at and for the periods ended on certain dates and to present information about management's current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes.These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as, the outlook for North American and international economies, for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "seeks", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, the assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the Corporation's and its subsidiaries' control, affect the operations, performance and results of the Corporation and its subsidiaries, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates) the effect of applying future accounting changes (including adoption of International Financial Reporting Standards), business competition, operational and reputational risks, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's and its subsidiaries' ability to complete strategic transactions, integrate acquisitions and implement other growth strategies, and the Corporation's and its subsidiaries' success in anticipating and managing the foregoing factors.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's and its subsidiaries' forward-looking statements. The reader is also cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Management's Discussion and Analysis and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Non-GAAP Financial Measures

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which include the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also include the Corporation's share of any such item presented in a comparable item manner by its subsidiaries.*

Management has used these financial measures for many years in its presentation and analysis of the financial performance of Power Corporation, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

Following the announcement in 2007 of GWL&A's sale of its health care business, which closed on April 1, 2008, the results from Lifeco's U.S. health care business are presented in the consolidated financial statements as "discontinued operations", in accordance with GAAP. Power Corporation's share of these results is included in operating earnings, while the Corporation's share of the gain realized on the sale is included in Other items.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

- 30 -

Attachments: Financial Information (unaudited)

For further information, please contact:

Mr. Edward Johnson
Senior Vice-President, General Counsel and Secretary
(514) 286-7400

POWER CORPORATION OF CANADA

CONSOLIDATED BALANCE SHEETS

[in millions of Canadian dollars]	**March 31, 2009 (unaudited)**	December 31, 2008
Assets		
Cash and cash equivalents	**5,561**	5,323
Investments		
Shares	**6,264**	6,240
Bonds	**67,563**	66,801
Mortgages and other loans	**17,997**	18,034
Loans to policyholders	**7,842**	7,622
Real estate	**3,259**	3,190
	102,925	101,887
Funds held by ceding insurers	**10,820**	11,447
Investments at equity	**2,385**	2,820
Intangible assets	**4,847**	4,792
Goodwill	**8,731**	8,712
Future income taxes	**1,863**	1,796
Other assets	**6,387**	6,894
	143,519	143,671
Liabilities		
Policy liabilities		
Actuarial liabilities	**97,245**	97,895
Other	**4,765**	4,732
Deposits and certificates	**1,045**	959
Funds held under reinsurance contracts	**191**	192
Debentures and other borrowings	**5,894**	5,745
Preferred shares of subsidiaries	**1,565**	1,569
Capital trust securities and debentures	**755**	658
Future income taxes	**844**	808
Other liabilities	**7,722**	7,376
	120,026	119,934
Non-controlling interests	**13,904**	13,980
Shareholders' Equity		
Stated capital		
Non-participating shares	**790**	791
Participating shares	**509**	509
Contributed surplus	**107**	103
Retained earnings	**8,647**	8,612
Accumulated other comprehensive income (loss)	**(464)**	(258)
	9,589	9,757
	143,519	143,671

CONSOLIDATED STATEMENTS OF EARNINGS

Three months ended (unaudited) [in millions of Canadian dollars, except per share amounts]	**March 31, 2009**	December 31, 2008	March 31, 2008
Revenues			
Premium income	**4,709**	4,782	16,790
Net investment income			
Regular net investment income	**1,607**	1,481	1,425
Change in fair value on held-for-trading assets	**(1,974)**	(368)	(940)
	(367)	1,113	485
Fee and media income	**1,269**	1,366	1,542
	5,611	7,261	18,817
Expenses			
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	**3,366**	4,815	16,284
Commissions	**479**	526	541
Operating expenses	**1,047**	1,057	1,037
Financing charges	**112**	76	143
	5,004	6,474	18,005
	607	787	812
Share of earnings (losses) of investments at equity	**(21)**	(2)	13
Other income (charges), net	**(57)**	(2,401)	18
Earnings from continuing operations before income taxes and non-controlling interests	**529**	(1,616)	843
Income taxes	**118**	(690)	189
Non-controlling interests	**260**	(391)	299
Earnings from continuing operations	**151**	(535)	355
Earnings from discontinued operations	**–**	–	21
Net earnings	**151**	(535)	376
Earnings per participating share			
– Basic	**0.31**	(1.20)	0.80
– Diluted	**0.31**	(1.20)	0.80

SEGMENTED INFORMATION

INFORMATION ON PROFIT MEASURE

Three months ended March 31, 2009	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	4,709	–	–	–	4,709
Net investment income					
Regular net investment income	1,511	58	–	38	1,607
Change in fair value on held-for-trading assets	(1,967)	(9)	–	2	(1,974)
	(456)	49	–	40	(367)
Fee and media income	680	510	–	79	1,269
	4,933	559	–	119	5,611
Expenses					
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	3,366	–	–	–	3,366
Commissions	307	192	–	(20)	479
Operating expenses	740	159	–	148	1,047
Financing charges	75	23	–	14	112
	4,488	374	–	142	5,004
	445	185	–	(23)	607
Share of earnings (losses) of investments at equity	–	–	(20)	(1)	(21)
Other income (charges), net	–	–	(57)	–	(57)
Earnings from continuing operations before income taxes and non-controlling interests	445	185	(77)	(24)	529
Income taxes	78	52	–	(12)	118
Non-controlling interests	218	88	(26)	(20)	260
Contribution to consolidated earnings from continuing operations	149	45	(51)	8	151
Contribution to consolidated earnings from discontinued operations	–	–	–	–	–
Contribution to consolidated net earnings	149	45	(51)	8	151

SEGMENTED INFORMATION (continued)

INFORMATION ON PROFIT MEASURE

Three months ended December 31, 2008	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	4,782	–	–	–	4,782
Net investment income					
Regular net investment income	1,423	36	–	22	1,481
Change in fair value on held-for-trading assets	(368)	–	–	–	(368)
	1,055	36	–	22	1,113
Fee and media income	743	549	–	74	1,366
	6,580	585	–	96	7,261
Expenses					
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	4,815	–	–	–	4,815
Commissions	360	206	–	(40)	526
Operating expenses	746	163	–	148	1,057
Financing charges	37	25	–	14	76
	5,958	394	–	122	6,474
	622	191	–	(26)	787
Share of earnings (losses) of investments at equity	–	–	2	(4)	(2)
Other income (charges), net	(2,248)	–	(376)	223	(2,401)
Earnings from continuing operations before income taxes and non-controlling interests	(1,626)	191	(374)	193	(1,616)
Income taxes	(744)	51	–	3	(690)
Non-controlling interests	(459)	110	(126)	84	(391)
Contribution to consolidated earnings from continuing operations	(423)	30	(248)	106	(535)
Contribution to consolidated earnings from discontinued operations	–	–	–	–	–
Contribution to consolidated net earnings	(423)	30	(248)	106	(535)

SEGMENTED INFORMATION (continued)

INFORMATION ON PROFIT MEASURE

Three months ended March 31, 2008	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	16,790	–	–	–	16,790
Net investment income					
Regular net investment income	1,352	61	–	12	1,425
Change in fair value on held-for-trading assets	(940)	–	–	–	(940)
	412	61	–	12	485
Fee and media income	797	654	–	91	1,542
	17,999	715	–	103	18,817
Expenses					
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	16,284	–	–	–	16,284
Commissions	322	235	–	(16)	541
Operating expenses	710	167	–	160	1,037
Financing charges	106	22	–	15	143
	17,422	424	–	159	18,005
	577	291	–	(56)	812
Share of earnings (losses) of investments at equity	–	–	17	(4)	13
Other income (charges), net	–	–	9	9	18
Earnings from continuing operations before income taxes and non-controlling interests	577	291	26	(51)	843
Income taxes	109	79	–	1	189
Non-controlling interests	183	131	9	(24)	299
Contribution to consolidated earnings from continuing operations	285	81	17	(28)	355
Contribution to consolidated earnings from discontinued operations	21	–	–	–	21
Contribution to consolidated net earnings	306	81	17	(28)	376